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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION



                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the month of  May 2003                      Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F______              Form 40-F___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes______     No___X___

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  EXHIBIT INDEX




Exhibit                       Description of Exhibit                      Page
-------                       ----------------------                      ----

  1                           Second Quarter Report                      9 pages

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                                    SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED



Date:  May 30, 2003         By:  /s/ Douglas Dunsmuir
                               --------------------------
                               Name:  Douglas Dunsmuir
                               Title: President